UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2020

Commission File Number: 001-39042

Akazoo S.A.

(Translation of registrant’s name into English)

19 Rue de Bitbourg

1273 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

This Form 6-K is hereby incorporated by reference into the Form F-3 Registration Statement File No. 333-223811.

Akazoo Announces Share Repurchase Program and Special and Extraordinary General Meeting Results

On March 18, 2020, Akazoo SA (NASDAQ: SONG) ("Company") announced that shareholders voted to approve all of the resolutions put before the special and extraordinary general meetings of shareholders held on March 17, 2020.

Shareholders approved the authorization to repurchase shares, the appointment of two additional independent directors, the appointment of BDO LLP as the Company's independent registered public accountant commencing with the year ended 31 December 2019, the amendment of the Company's articles of association, and the omnibus equity incentive plan.

The two additional independent directors are Asit Mehra and Colin Miles.

•	Asit Mehra is Executive Vice President and a member of the management team of Omnicom Group, where he is responsible for growing several of Omnicom’s key client relationships. Asit has been with Omnicom for almost thirteen years, before which he spent 18 years at the Interpublic Group, where he held multiple roles.

•	Colin Miles is a TMT sector veteran and entrepreneur who has built companies across Southeast Asia and Europe in the e-commerce and online sectors. He is currently an Honorary Chair Emeritus of MEF Asia and a member of the board of directors of NextID and AdStamp.io, blockchain technology companies.

Shareholders approved a new share repurchase authorization of up to $5 million and up to 1.0 million shares of the Company's common stock. Repurchases will be subject to market conditions and will be made through open market purchases, privately negotiated transactions or otherwise, including pursuant to SEC trading rules and otherwise in accordance with applicable law. The actual timing, number and value of shares repurchased will be determined by management at its discretion and will depend on a number of factors. There is no guarantee as to the exact number of shares, if any, that may be repurchased by the Company under this authorization.

The amendments to the articles of association have become effective.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Akazoo S.A.

Date: March 24, 2020	By:	/s/ Apostolos N. Zervos
	Name:	Apostolos N. Zervos
	Title:	Chief Executive Officer